SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2008
FINANCIAL AND OPERATING REPORT

Mexico City, February 5th, 2009 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2008.

  We added 10.1 million subscribers in the fourth quarter, making it our best quarter ever, with Colombia, Brazil and Ecuador showing strong performances with respect to the year-earlier quarter.

  Through 2008 we gained 29.3 million subscribers, 2.3% more than a year before. We ended the year with 182.7 million wireless subscribers and 3.8 million fixed lines, for a total of 186.6 million lines.

  In Brazil we obtained 3 million subs in the quarter and in each of Mexico and Colombia 2 million. Tracfone, in the U.S. gained 743 thousand clients whereas Argentina, Peru, Ecuador and the Caribbean each registered approximately half a million net additions in the period.

  In annual terms, our fourth quarter revenues were up 11.6% to 94.4 billion pesos, with service revenues rising 14.7% on the back of strong subscriber and data revenue growth. At 37.0% year-on-year, data-revenue growth more than doubled that of service revenues. In 2008 revenues totaled 346 billion pesos, having increased 13.6% from the year before.

  Fourth quarter EBITDA was up 7.3% year-on-year to 34.9 billion pesos, with the margin declining to 37.0% from 38.5% the previous year, mostly on account of strong subscriber growth. EBITDA rose 11.8% in 2008 to 138 billion pesos.

  We obtained an operating profit of 23.6 billion pesos in the quarter to finish the year with 96.7 billion pesos, 15.2% more than the previous year.

  Our net income stood at 16.3 billion pesos in the quarter and 60.1 billion pesos in the year as a whole. The quarter’s net income represented 49 peso cents per share or 74 dollar cents per ADR.

  Our capital expenditures topped 68 billion pesos in 2008 whereas our distributions to shareholders (via both share buybacks and dividends) reached nearly 52 billion pesos, for a combined total of 120 billion pesos. Except for 11.5 billion pesos that we financed in the market, the rest of the above-mentioned outlays was covered by our cash flow.

  At the end of the year our net debt stood at 121.5 billion pesos equivalent, which represented 0.88 times EBITDA (last twelve months). Our cash position represented approximately 85% of our short term debt at the time.

América Móvil Fundamentals

Mexican Pesos

	4Q08	4Q07	Var. %	Jan-Dec'08	Jan-Dec'07	Var. %

EPS (Mex$)*	0.49	0.41	19.8%	1.76	1.49	18.4%
Earning per ADR (US$)**	0.74	0.75	-1.8%	3.15	2.72	16.1%
Net Income (millions of Mex$ )	16,273	14,213	14.5%	60,112	52,301	14.9%
EBITDA (millions of Mex$)	34,947	32,574	7.3%	138,441	123,821	11.8%
EBIT (millions of Mex$)	23,571	21,155	11.4%	96,651	83,908	15.2%

Shares Outstanding (billion)	33.43	34.99	-4.5%	34.14	35.18	-3.0%
ADRs Outstanding (billions)	745	642	16.1%	745	642	16.1%

* Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

In November and December we closed on three new financing facilities where the funding is provided or guaranteed by several Export Credit Agencies. In all, these facilities amount to 1.8 billion dollars. For the most part these facilities have not been drawn on. They will allow América Móvil to finance substantially all of its imports of infrastructure equipment in the coming year.

On November 14 the Mexican Antitrust Commission (Comisión Federal de Competencia) issued its preliminary findings according to which the Commission deems Telcel to be dominant in the end-user segment of the wireless market. These findings are being disputed by Telcel.

América Móvil's Subsidiaries & Affiliates as of December 2008

Country	Company	Business	Equity	Consolidation Method
			Participation

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Jamaica	Claro	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil added 10.1 million subscribers in the fourth quarter, the most we have recorded for a given quarter. Net additions were 3.5% higher than those of the same period of last year. In Colombia, Brazil and Ecuador net additions were up by 87%, 36% and 34%, respectively relative to the previous year. In the latter two countries, as in Mexico and Brazil, our postpaid base has been growing more rapidly than the prepaid one.

Altogether we gained 29.3 million wireless subscribers in 2008—2.3% more than in 2007—and finished the year with 182.7 million subscribers, 19.1% more than a year before. Together with 3.8 million fixed lines in Central America and the Caribbean, we had a total of 186.6 million lines at the end of 2008.

In Mexico net additions in the fourth quarter were just shy of two million bringing to 6.4 million the total figure for 2008. Our subscriber base finished the year at 56.4 million clients. It was up 3.7% sequentially and 12.7% year-on-year.

Claro Brazil added three million subscribers to end December with 38.7 million, 28.1% more than a year before. At 8.5 million, net additions in 2008 were 34% higher than in 2007. They represented 28.7% of the total net adds of the market, making Claro the leader in subscriber growth for the year, both in the Brazilian market.

Colombia followed Brazil with just over two million net subscriber gains in the quarter—87.2% more than in the same period of 2007—and 5.1 million subs in the year, closing December with 27.4 million clients, 22.6% more than a year before.

Argentina obtained 553 thousand new clients in the fourth quarter, bringing to 1.9 million the year’s total. Wireless penetration in the country has reached an estimated 113% and is the highest in Latin America.

Peru and Ecuador each obtained 455 thousand net additions each in the fourth quarter, to finish December with 7.2 and 8.3 million clients, respectively. In Chile we almost doubled our net additions from a year before—to 214 thousand—taking our subscriber base to three million.

In Central America we obtained slightly more than one million net additions in 2008, of which 110 thousand were added in the fourth quarter. Our combined subscriber base in the region ended December with 9.2 million, 12.3% more than in 2007.

Subscribers as of December 2008

Thousands

			Total(1)

Country	Dec'08	Sep'08	Var.%	Dec'07	Var.%

Mexico	56,371	54,381	3.7%	50,011	12.7%
Brazil	38,731	35,668	8.6%	30,228	28.1%
Chile	3,002	2,787	7.7%	2,672	12.3%
Argentina, Paraguay and Uruguay	16,589	16,044	3.4%	14,618	13.5%
Colombia	27,390	25,373	7.9%	22,335	22.6%
Ecuador	8,304	7,849	5.8%	6,936	19.7%
Peru	7,178	6,722	6.8%	5,455	31.6%
Central America	9,158	9,048	1.2%	8,157	12.3%
Caribe	4,809	4,255	13.0%	3,496	37.6%
USA	11,192	10,449	7.1%	9,514	17.6%

Total Wireless	182,724	172,577	5.9%	153,422	19.1%

Central America	2,240	2,234	0.3%	2,197	1.9%
Caribe	1,605	1,620	-0.9%	1,669	-3.8%

Total Fixed	3,844	3,854	-0.2%	3,866	-0.6%

Total Lines	186,568	176,431	5.7%	157,287	18.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

Our operations in the Caribbean added 1.3 million subscribers in 2008, 554 thousand of them in the last quarter. The latter figure doubles that of a year earlier.

In the U.S. our fourth quarter net subscriber additions, 743 thousand, were up 4.6% year-on-year, bringing to 1.7 million our net gains for 2008. At the end of December Tracfone had 11.2 million subscribers, 17.6% more than a year before.

América Móvil

Buoyed by strong subscriber and data revenue growth, América Móvil’s fourth quarter service revenues climbed nearly 15% year-on-year helping revenues reach 94.4 billion pesos, an 11.6% expansion relative to the year-earlier quarter. The appreciation of various currencies vs. the Mexican peso had a bearing on the sequential increase in revenues.

Overall data revenues for América Móvil climbed 37.0% in the fourth quarter relative to the same period of the prior year, more than twice as fast as service revenues,with data now accounting for 15% of service revenues. In just a year since we launched 3G services in Brazil, Argentina and Chile, data revenues in those countries grew by 70%, 41% and 26%, respectively, whereas in Colombia and Peru, where 3G services were introduced only in the first quarter of 2008, value-added revenues were up 49% and 54% year-on-year.
The year ‘s revenues added up to 345.7 billion pesos, surpassing those obtained in 2007 by 13.6%, on the back of service revenues that rose 14.7%, almost twice as much as did equipment revenues.

America Movil's Income Statement

Millions of MxP

	4Q08	4Q07	Var.%	Jan - Dic 08	Jan - Dic 07	Var.%

Service Revenues	80,456	70,128	14.7%	298,150	259,965	14.7%
Equipment Revenues	13,958	14,461	-3.5%	47,505	44,231	7.4%

Total Revenues	94,414	84,589	11.6%	345,655	304,197	13.6%

Cost of Service	19,920	16,746	19.0%	70,908	60,880	16.5%
Cost of Equipment	22,206	20,781	6.9%	75,117	68,343	9.9%
Selling, General & Administrative Expenses	17,341	14,488	19.7%	61,189	51,152	19.6%

Total Costs and Expenses	59,467	52,015	14.3%	207,214	180,375	14.9%

EBITDA	34,947	32,574	7.3%	138,441	123,821	11.8%
% of Total Revenues	37.0%	38.5%		40.1%	40.7%

Depreciation & Amortization	11,377	11,419	-0.4%	41,790	39,913	4.7%

EBIT	23,571	21,155	11.4%	96,651	83,908	15.2%
% of Total Revenues	25.0%	25.0%		28.0%	27.6%

Net Interest Expense	1,827	1,154	58.4%	6,536	4,629	41.2%
Other Financial Expenses	-8,802	1,685	n.m.	-6,244	3,099	-301.5%
Foreign Exchange Loss	14,211	-421	n.m.	13,686	-2,404	n.m.

Comprehensive Financing Cost (Income)	7,236	2,417	199.4%	13,978	5,324	162.6%

Other Income and Expenses	538	1,830	-70.6%	2,692	4,414	-39.0%
Income & Deferred Taxes	-394	2,694	-114.6%	19,888	21,811	-8.8%

Net Income before Minority Interest and Equity	16,191	14,214	13.9%	60,092	52,360	14.8%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	61	12	n.m.	109	56	97.0%
Minority Interest	21	-13	256.8%	-90	-114	21.4%

Net Income	16,273	14,213	14.5%	60,112	52,301	14.9%

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated
Millions of Mexican Pesos

	Dec '08	Dec'07	Var.%		Dec '08	Dec'07	Var.%

Current Assets				Current Liabilities
Cash & Securities	22,820	12,022	89.8%	Short Term Debt**	26,731	19,953	34.0%
Accounts Receivable	55,896	44,756	24.9%	Accounts Payable	90,604	71,794	26.2%
Other Current Assets	5,619	4,488	25.2%	Other Current Liabilities	30,326	23,214	30.6%

Inventories	31,805	21,060	51.0%		147,662	114,960	28.4%

	116,140	82,327	41.1%

Long-Term Assets
Plant & Equipment	209,897	167,084	25.6%
Investments in Affiliates	790	590	33.9%	Long-Term Liabilities
				Long Term Debt	117,588	84,799	38.7%
Deferred Assets				Other Liabilities	28,809	22,504	28.0%

Goodwill (Net)	45,224	44,725	1.1%		146,398	107,303	36.4%
Brands, Patents & Licenses	48,208	42,165	14.3%
Deferred Assets	17,905	12,231	46.4%	Shareholder's Equity	144,104	126,858	13.6%

Total Assets	438,163	349,121	25.5%	Total Liabilities and Equity	438,163	349,121	25.5%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

EBITDA came in at 34.9 billion pesos in the quarter, bringing to 138.4 billion pesos the figure for the year. They represented annual increases of 7.3% and 11.8%, respectively. The EBITDA margin in the fourth quarter, 37.0% came down somewhat from a year before partly on account of the very fast expansion of the subscriber base in the period, as gross adds surpassed by 14.1% those of the previous year.

Our operating profits in the fourth quarter, 23.6 billion pesos, increased more rapidly (11.4%) than our EBITDA, reflecting the slower growth of our depreciation and amortization charges. For the year as a whole, our operating profit stood at 96.7 billion pesos, 15.2% higher than a year before.

Financing costs reached 7.2 billion pesos in the quarter reflecting the increase in our net debt position (38.5% year-on-year), the jump in short-term peso-based interest rates and the foreign exchange losses stemming mostly from the impact of the devaluation of the Mexican peso vis-à-vis the U.S. dollar on our un-hedged dollar debt. In September the latter represented just under 20% of our net debt, which was only somewhat higher than the share of our revenues that is dollar-based (15% in the fourth quarter).

Under current and deferred taxes we are including 2.5 billion pesos in taxes paid in Mexico in connection with distributions made to shareholders (through both share-buybacks and dividend payments) which are susceptible of being credited against income taxes in the future. We are also including a deferred tax credit in the amount of 4.4 billion pesos resulting from the recognition in Brazil in accordance to accounting standards of the benefits associated with certain carry-forward tax losses.

We obtained a net profit of 16.3 billion pesos in the quarter and 60.1 billion pesos in the year. The quarter’s net profit was equivalent to 49 peso cents per share, or 74 dollar cents per ADR.

Our net debt increased in 2008 to 121.5 billion pesos from 92.7 billion pesos at the close of 2007. The increase reflects both the net borrowings of the company in the period (21.1 billion pesos) and the impact of the depreciation of the Mexican peso on the dollar-based debt of the company (17.3 billion pesos). The latter figure results from our gross dollar debt and does not reflect the benefits accrued from our currency hedges. One such benefit was the receipt of 5.9 billion pesos obtained from our rolling position of forward dollar purchases. At the end of 2008 our net debt represented 0.88 times EBITDA (last twelve months).

We feel comfortable with our liquidity position. On the one hand we recently obtained committed lines of credit (8 year loans) in the amount of 1.8 billion dollars that will help us fund our purchases of network equipment in 2009. On the other hand, our short-term debt can be paid off with the cash we have at hand. All of the above means that we do not need to access the financial markets or rely on our cash flow from operations in the present year to ensure the punctual payment of our debt obligations. It is important to note that a significant part of our debt, 33.4%, matures beyond 2015, with only 5.7% of it coming due in 2010, a small fraction of our expected cash flow in that year.

Capital expenditures totaled 68.2 billion pesos in 2008, including 13.9 billion that were directed to the acquisition of spectrum, licenses and concessions (Brazil, Panama and Ecuador). They were higher than we budgeted initially since we decided to bring forth in the second half of the year part of the investments that we intended to make in 2009 to expand further our data and voice capacity. These investments have strengthened our competitive position.

Our capital expenditures—the largest we have undertaken so far—were wholly financed by our cash flow from operations, which also allowed us to cover the majority of the 51.9 billion pesos in distributions made to shareholders through share buybacks and dividends.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Dec-08	Dec-07

Peso Denominated Debt	2,633	2,962
Bonds and other securities	2,301	2,407
Banks and others	332	555
U.S. Dollar - denominated debt	6,400	5,518
Bonds and other securities	3,793	4,293
Banks and others	2,607	1,225
Debt denominated in other currencies	1,627	1,161
Bonds and other securities	601	488
Banks and others	1,026	672

Total Debt	10,660	9,640
Short term debt and current portion of long-term debt	1,974	1,836
Long-term debt	8,686	7,804

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Our Mexican operations gained 2.0 million subscribers in the fourth quarter to finish the year with 6.4 million net additions, slightly less than a year before. At the end of 2008 we had 56.4 million subscribers in Mexico, 12.7% more than in December 2007.

Fourth quarter revenues amounted to 35.4 billion pesos, bringing to 135.3 billion pesos the total for the year, which represents an 8.8% increase in annual terms. Equipment revenues totaled 7.2 billion pesos in the quarter, slightly less (1.9%) than a year before.

Service revenues reached 28.1 billion pesos in the fourth quarter, 6.3% more than in the same period of 2007, with MOUs rising 4.2% in the period to 172—the highest in Latam—and average voice revenues per minute falling by 12.3% to 82 peso cents (equivalent to 6 dollar cents). Data ARPUs rose 3.1%, partially offsetting the 8.5% reduction in voice ARPUs brought about by the decline in the price per minute of voice. Full-year service revenues were up 8.6% year-on-year, to 110.8 billion pesos.

In 2008 the average price per minute of voice came down by 12.3% in nominal peso terms and by 17.4% after discounting Mexican inflation. (In dollar terms it fell by 28.1% in the period.) They stand today amongst the most competitive in the world, at 5.7 dollar cents per minute.

Fourth quarter EBITDA came in at 18.1 billion pesos and the total for the year at 70.9 billion pesos. They were up 3.9% and 7.0%, respectively year-on-year. The EBITDA margin, 51.2%, was similar to that observed a year before.

INCOME STATEMENT

Mexico
Millions of MxP

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	35,387	33,860	4.5%	135,278	124,391	8.8%

EBITDA	18,120	17,441	3.9%	70,894	66,275	7.0%
% total revenues	51.2%	51.5%		52.4%	53.3%

EBIT	15,956	15,419	3.5%	62,459	58,372	7.0%
%	45.1%	45.5%		46.2%	46.9%

Mexico Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	56,371	50,011	12.7%
Postpaid	4,103	3,682	11.4%
Prepaid	52,268	46,329	12.8%
MOU	172	165	4.2%
ARPU (MxP)	170	183	-6.7%
Churn (%)	3.4%	3.6%	(0.3)

Argentina, Paraguay and Uruguay

Our combined subscriber base in Argentina, Paraguay and Uruguay ended December with 16.6 million subscribers, 3.4% more than in the previous quarter and 13.5% higher than in 2007. Net additions of 545 thousand in the fourth quarter raised to nearly two million our subscriber gains for the full year. For the seventh consecutive quarter, our postpaid subscriber base has grown more rapidly than the prepaid one.

Fourth quarter revenues came in at 1.9 billion Argentinean pesos, having increased 5.1% sequentially and 14.4% on an annual basis. Service revenues for the period grew faster than our subscriber base powering blended ARPU up 3.9% relative to the previous quarter and 3.3% as compared to the previous year. Data ARPU improved 12.5% sequentially and 20.7% annually as 3G services continued to gain traction, with overall data revenues rising 39.3% from a year ago. Total revenues climbed 23.5% in 2008 to 7.2 billion Argentinean pesos on the back of service revenue growth of 26.6% .

EBITDA in the quarter soared 50.4% year-on-year to 706 million Argentinean pesos. The EBITDA margin for the period—36.7% —was 8.8 percentage points higher than that of the last quarter of 2007. Full year EBITDA totaled 2.4 billion Argentinean pesos, equivalent to 33.9% of revenues, having risen 52.8% on the back of a margin expansion of 6.5 percentage points.

INCOME STATEMENT

Argentina, Uruguay & Paraguay
Millions of ARP

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	1,924	1,683	14.4%	7,178	5,812	23.5%

EBITDA	706	469	50.4%	2,434	1,594	52.8%
% total revenues	36.7%	27.9%		33.9%	27.4%

EBIT	573	356	61.1%	1,932	1,184	63.2%
%	29.8%	21.1%		26.9%	20.4%

Argentina, Uruguay & Paraguay Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	16,589	14,618	13.5%
Postpaid	2,126	1,642	29.5%
Prepaid	14,462	12,976	11.5%
MOU	143	131	9.2%
ARPU (ARP)	34	33	3.3%
Churn (%)	2.3%	2.0%	0.32

Brazil

2008 was characterized by strong subscriber growth in Brazil with Claro leading the way. We gained 3.1 million clients in the fourth quarter, 36.3% more than in 2007, and 8.5 million in the year which accounted for 29% of Brazil’s subscriber additions. Our subscriber base topped 38.7 million clients at the end of December after rising 28.1% throughout the year.

Fourth quarter revenues were up 7.8% in annual terms to 3.1 billion. Service revenues grew faster, 14.0%, powered by data revenues that expanded 69.6% in the period of reference. 2008 revenues, 11.5 billion reais, surpassed the previous year’s by 15.4% .

The trend towards lower prices that began in Brazil in 2007 as we introduced 3G services continued last year, with the average price per minute of voice declining 25.8% in the fourth quarter compared to the prior year. Although MOUs rose 15.2% in the period, they could not fully compensate the reduction in prices, bringing about an 11.2% fall in ARPUs. This reduction reflects the lagged relationship between traffic and subscriber growth, which becomes more apparent when subscriber growth accelerates. On the other hand, data ARPU posted a 30.0% annual increase.

At 613 million reais, fourth quarter EBITDA declined 9.3% compared to a year earlier as a result of rapid subscriber growth and the subscriber acquisition costs that it entails. The EBITDA margin for the period was 19.8%, 3.8 percentage points lower than in the fourth quarter of 2007. The reduction was wholly explained by greater subscriber acquisition costs, which actually declined slightly on a per-gross-add basis. The EBITDA for the year increased 8.9% from a year earlier to 2.7 billion reais, with the EBITDA margin declining slightly to 23.6% because of the faster pace of subscriber growth.

INCOME STATEMENT

Brazil
Millions of BrL

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	3,089	2,864	7.8%	11,528	9,988	15.4%

EBITDA	613	675	-9.3%	2,724	2,501	8.9%
% total revenues	19.8%	23.6%		23.6%	25.0%

EBIT	47	-20	339.2%	495	327	51.7%
%	1.5%	-0.7%		4.3%	3.3%

Brazil Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	38,731	30,228	28.1%
Postpaid	7,824	5,752	36.0%
Prepaid	30,907	24,476	26.3%
MOU	99	86	15.2%
ARPU (BrL)	25	28	-11.2%
Churn (%)	2.6%	2.0%	0.5

Chile

We ended December with just over three million subscribers in Chile, 12.3% more than a year before and 7.7% above the previous quarter. We added 330 thousand clients in the year, most of them—214 thousand—in the fourth quarter. The net additions nearly doubled those obtained in the same quarter of 2007.

The quarter’s revenues increased 13.5% over the year-earlier quarter to 75.3 billion Chilean pesos. The average price per minute of voice was down 10.0% sequentially and 11.5% as compared to last year. In both cases the traffic response more than compensated the price declines allowing us to improve blended ARPUs, which were also boosted by the growth of data revenues (26.1% year-on year). We obtained 263.5 billion Chilean pesos in revenues during 2008, 1.3% more than a year before.

In the last quarter we obtained 1.5 billion Chilean pesos of EBITDA or 2.1% of revenues, which brought to 8.3 billion Chilean pesos the total for the year.

INCOME STATEMENT

Chile
Millions of ChP

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	75,327	66,384	13.5%	263,502	260,123	1.3%

EBITDA	1,547	-8,849	117.5%	8,301	-25,949	132.0%
% total revenues	2.1%	-13.3%		3.2%	-10.0%

EBIT	-8,318	-16,248	48.8%	-29,504	-54,841	46.2%
%	-11.0%	-24.5%		-11.2%	-21.1%

Chile Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	3,002	2,672	12.3%
Postpaid	381	395	-3.6%
Prepaid	2,621	2,277	15.1%
MOU	141	124	13.9%
ARPU (ChP)	7,238	7,138	1.4%
Churn (%)	3.7%	4.9%	(1.1)

Colombia

Our Colombian operations added a total of two million subscribers in the fourth quarter, which brought to 5.1 million the total for the year. On an annual basis, net subscriber additions were up 87.2% in the quarter and 79.7% in 2008. Our subscriber base expanded 22.6% in the year, to reach 27.4 million clients.

In the fourth quarter our revenues totaled 1.5 trillion Colombian pesos. They exceeded by 6.5% those of the year- earlier quarter, with service revenues increasing 7.5% . The average price per minute of voice declined 30.3% year-on-year pushing MOUs up 25.8% . Although significant, the increase in MOUs was not enough to avert a reduction in voice ARPUs. On the data side we continue to see good improvement with revenues coming from value added services increasing 48.7% relative to the same quarter of last year. 2008 revenues totaled 5.8 trillion Colombian pesos, 5.3% more than in 2007; service revenue growth was somewhat higher (6.8%) .

At 660 billion Colombian pesos, fourth quarter EBITDA was 4.2% lower than a year before, to some extent because of faster subscriber growth but also on account of greater network maintenance costs associated with the 3G rollout. In 2008 we obtained 2.8 trillion Colombian pesos in EBITDA, an amount equivalent to 48.2% of revenues. EBITDA for the year was up 4.0% relative to 2007 and the margin was somewhat lower.

INCOME STATEMENT

Colombia
Billions of COP

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	1,527	1,434	6.5%	5,801	5,507	5.3%

EBITDA	660	689	-4.2%	2,795	2,689	4.0%
% total revenues	43.2%	48.1%		48.2%	48.8%

EBIT	510	373	36.5%	2,057	1,479	39.0%
%	33.4%	26.0%		35.5%	26.9%

Colombia Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	27,390	22,335	22.6%
Postpaid	3,653	3,246	12.5%
Prepaid	23,737	19,088	24.4%
MOU	165	131	25.8%
ARPU (COP)	17,113	19,175	-10.8%
Churn (%)	2.3%	2.4%	(0.1)

Ecuador

In Ecuador we added 455 thousand subscribers in the fourth quarter—33.8% more than in the same period of last year—to reach a total of 1.4 million net adds in 2008. At the end of 2008 we had 8.3 million subscribers in Ecuador, 19.7% more than the year before.

We generated 296 million dollars in revenues in the quarter. They exceeded by 27.9% those obtained a year earlier, driven by service revenues, which expanded by 32.7% . MOUs rose 23.5% year-on-year on the back of a nearly 9% reduction in the average price per minute of voice, helping to bring about an increase of 11.0% in our blended ARPU. On a sequential basis service revenues also grew faster than our subscriber base, pushing ARPUs up 1.1% . 2008 revenues were up 22.3% in the year, to 1.1 billion dollars, with service revenues growing 25.4% .

Fourth quarter EBITDA amounted to 134 million dollars, 4.9% more than in the precedent quarter and 48.1% greater than a year earlier. In spite of swift subscriber growth, the EBITDA margin climbed 6.1 percentage points year-on-year to 45.1% . Full year EBITDA of 484 million dollars surpassed the 2007 figure by 34.3% . It was equivalent to 45.4% of revenues, 4.1 percentage points higher than the year before.

INCOME STATEMENT

Ecuador
Millions of Dollars

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	296	231	27.9%	1,067	872	22.3%

EBITDA	134	90	48.1%	484	360	34.3%
% total revenues	45.1%	39.0%		45.4%	41.3%

EBIT	109	68	59.3%	396	269	47.2%
%	36.9%	29.6%		37.1%	30.8%

Ecuador Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	8,304	6,936	19.7%
Postpaid	936	773	21.1%
Prepaid	7,368	6,163	19.6%
MOU	86	69	23.4%
ARPU (US$)	10	9	11.0%
Churn (%)	0.9%	2.8%	(1.9)

Peru

Our Peruvian operations added 455 thousand subscribers in the fourth quarter. Claro’s subscriber base thus reached 7.2 million, having grown 6.8% over the quarter and 31.6% year-on-year. Our postpaid subscriber base grew 53.3% over the year, a much faster pace than that of the prepaid one.

Driven by service revenues that grew 28.4%, Peru’s fourth quarter revenues rose 21.1% year-on-year to 613 million soles. The figure for 2008 is 2.2 billion soles, 20.5% higher than the previous year. Lower prices per minute—they fell 36.6% year-on-year—helped bring about an increase in usage, with MOUs rising 45.6% in annual terms.

EBITDA expanded 29.1% with respect to the fourth quarter of last year to 182 million soles in spite of some extraordinary expenses associated with an upgrading of the platform and interconnections costs. The EBITDA margin for the period stood at 29.7% having increased almost two percentage points over a year ago. In 2008, EBITDA was up 12.7% to 643 million soles. It represented 29.8% of revenues.

INCOME STATEMENT

Peru
Millions of Soles

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	613	506	21.1%	2,162	1,794	20.5%

EBITDA	182	141	29.1%	643	571	12.7%
% total revenues	29.7%	27.8%		29.8%	31.8%

EBIT	140	100	39.2%	467	384	21.5%
%	22.8%	19.8%		21.6%	21.4%

Peru Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	7,178	5,455	31.6%
Postpaid	799	521	53.3%
Prepaid	6,379	4,933	29.3%
MOU	106	73	45.6%
ARPU (Sol)	24	26	-5.9%
Churn (%)	3.3%	2.5%	0.9

Central America

Altogether our operations in Guatemala El Salvador, Honduras and Nicaragua registered one million net additions in 2008, 110 thousand of them in the fourth quarter. We finished the year with 9.2 million wireless subscribers, 12.3% more than in December 2007, and 2.2 million wire-line accesses, 1.9% more than a year ago.

EBITDA totaled 133 million dollar in the fourth quarter and 657 million dollars in 2008, on revenues that totaled 346 and 1,444 million dollars respectively. The decline in revenues was brought about by continued fixed to wireless substitution.

INCOME STATEMENT

Central America Consolidated
Millions of Dollars

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	346	383	-9.6%	1,444	1,495	-3.4%

EBITDA	133	178	-24.8%	657	747	-12.0%
% total revenues	38.5%	46.4%		45.5%	49.9%

EBIT	43	105	-59.4%	347	473	-26.6%
%	12.3%	27.4%		24.0%	31.6%

Central America Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	9,158	8,157	12.3%
Postpaid	436	413	5.5%
Prepaid	8,722	7,743	12.6%
Fixed Lines (thousands)	2,240	2,197	2.0%

Total Lines (Wireless + Fixed, 000's)	11,398	10,354	10.1%
MOU	107	138	-22.1%
ARPU (US$)	6	8	-23.5%
Churn (%)	2.4%	1.6%	0.8

Caribbean

With 554 thousand net additions in the fourth quarter, we more than doubled those obtained in the same period a year before. Throughout the year we gained 1.3 million subs, finishing December with 4.8 million subscribers, 37.6% more than the end of 2007. In addition to these, we have 1.6 million fixed lines in the region.

Our operations in the islands generated revenues of 542 million dollars in the quarter. Mobile revenues rose 9.3% year-on-year, compensating for the most part the reduction in fixed-line revenues. We obtained 2.2 billion dollars of revenues in 2008, roughly the same amount as a year before, although mobile revenues rose 25.3% year-on-year.

The significant number of net additions had a bearing on EBITDA, which came in at 171 million dollars. Full year EBITDA totaled 797 million dollars or the equivalent to 36.9% of revenues.

INCOME STATEMENT

Caribbean Consolidated
Millions of Dollars

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	542	547	-0.9%	2,160	2,184	-1.1%

EBITDA	171	217	-21.5%	797	860	-7.4%
% total revenues	31.5%	39.7%		36.9%	39.4%

EBIT	78	126	-38.2%	454	497	-8.6%
%	14.3%	23.0%		21.0%	22.8%

Caribbean Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	4,809	3,496	37.6%
Postpaid	945	792	19.4%
Prepaid	3,863	2,704	42.9%
Fixed Lines (thousands)	1,605	1,669	-3.8%

Total Lines (Wireless + Fixed, 000's)	6,414	5,165	24.2%
MOU	254	298	-14.7%
ARPU (US$)	14	18	-19.2%
Churn (%)	4.2%	3.3%	0.9

United States

Tracfone added 743 thousand subscribers in the fourth quarter, 4.6% more than a year ago and more than twice those gained in the previous quarter. Total net adds in 2008 were 1.7 million taking our subscriber base to 11.2 million, which represented an increase of 17.6% year-over-year.

In the midst of a tough economic environment, we generated 379 million dollars of revenues in the fourth quarter, 4.2% more than a year earlier. Revenues were up 5.7% annually to 1.5 billion dollars, with service revenues rising 8.8% .

EBITDA in the period came in at 24 million dollars, surpassing by 52.6% that of the year-earlier quarter. In 2008, EBITDA climbed 69.2% to 269 million dollars, with the EBITDA margin jumping 6.8 percentage points in the year.

INCOME STATEMENT

United States
Millions of Dollars

	4Q08	4Q07	Var.%	Jan - Dec 08	Jan - Dec 07	Var.%

Revenues	379	363	4.2%	1,480	1,401	5.7%

EBITDA	24	16	52.6%	269	159	69.2%
% total revenues	6.3%	4.3%		18.1%	11.3%

EBIT	17	8	105.0%	242	135	79.3%
%	4.4%	2.2%		16.3%	9.6%

United States Operating Data

	4Q08	4Q07	Var.%

Wireless Subscribers (thousands)	11,192	9,514	17.6%
MOU	75	76	-2.1%
ARPU (US$)	10	12	-10.6%
Churn (%)	4.4%	3.6%	0.8

Tipos de Cambio

	4T08	4T07	Var.%	Ene - Dic 08	Ene - Dic 07	Var.%

México
EoP	13.54	10.87	24.6%	13.54	10.87	24.6%
Promedio	13.22	10.84	22.0%	11.17	10.95	2.0%

Brasil
EoP	2.34	1.77	31.9%	2.34	1.77	31.9%
Promedio	2.26	1.77	28.1%	1.83	1.93	-5.0%

Argentina
EoP	3.45	3.15	9.7%	3.45	3.15	9.7%
Promedio	3.40	3.15	8.2%	3.18	3.12	2.1%

Chile
EoP	636	497	28.1%	636	497	28.1%
Promedio	657	498	31.8%	530	521	1.8%

Colombia
EoP	2,244	2,015	11.4%	2,244	2,015	11.4%
Promedio	2,309	2,025	14.0%	1,989	2,073	-4.0%

Guatemala
EoP	7.78	7.63	2.0%	7.78	7.63	2.0%
Promedio	7.68	7.67	0.1%	7.58	7.69	-1.5%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Promedio	19.03	19.03	0.0%	19.04	19.03	0.0%

Nicaragua
EoP	19.85	18.90	5.0%	19.85	18.90	5.0%
Promedio	19.77	18.83	5.0%	19.41	18.48	5.0%

Perú
EoP	3.14	3.00	4.8%	3.14	3.00	4.8%
Promedio	3.11	3.00	3.7%	2.94	3.12	-5.8%

Paraguay
EoP	4,930	4,850	1.6%	4,930	4,850	1.6%
Promedio	4,813	4,817	-0.1%	4,348	5,038	-13.7%

Uruguay
EoP	24.36	21.55	13.0%	24.36	21.55	13.0%
Promedio	23.84	21.84	9.2%	21.07	23.39	-9.9%

Dominicana
EoP	35.47	34.37	3.2%	35.47	34.37	3.2%
Promedio	35.42	33.93	4.4%	34.65	33.28	4.1%

Jamaica
EoP	80.17	71.32	12.4%	80.17	71.32	12.4%
Promedio	78.07	70.85	10.2%	73.19	68.77	6.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer